SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 11,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2003, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		136,660,934	0.05	0.03
Shares	Preferred		3,552,120,226	1.21	0.65
Operations in the Month
Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Preferred	Heding Griffo	Sell	03/10	50,000,000	14.3356	716.779.98
Shares	Preferred	Warburg	Sell	06/10	30,000,000	14.1829	425.487.55
Shares	Preferred	Heding Griffo	Sell	08/10	20,800,000	13.9238	289.615.57
Shares	Preferred	Sudameris	Sell	09/10	53,400,000	14.2857	762.853.86
Shares	Preferred	Heding Griffo	Sell	09/10	76,000,000	14.2944	1.086.371.00
Shares	Preferred	Warburg	Sell	10/10	30,000,000	14.108	423.238.79
Shares	Preferred	Santander	Sell	13/10	46,000,000	14.1557	651.163.14
Shares	Preferred	Heding Griffo	Sell	14/10	70,600,000	14.1278	997.424.70
Shares	Preferred	Santander	Sell	14/10	19,000,000	14.0457	266.867.82
Shares	Preferred	Warburg	Sell	1410	30,000,000	13.9259	417.776.76
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	136,660,934	0.05	0.03
Shares	Preferred	3,126,320,226	1.06	0.57

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		13,287,526	0.00	0.00
Shares	Preferred		1,446,758	0.00	0.00
Operations in the Month
Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Common	Heding Griffo	Buy	03/10	40,500,000	17.74762	718.778.58
Shares	Common	Warburg	Buy	06/10	24,100,000	17,70406	426.667.75
Shares	Common	Heding Griffo	Buy	08/10	16,600,000	17.43673	289.449.68
Shares	Common	Sudameris	Buy	09/10	42,700,000	17.81786	760.822.58
Shares	Common	Heding Griffo	Buy	09/10	61,100,000	17.78742	1.086.811.23
Shares	Common	Warburg	Buy	10/10	24,300,000	17.40679	422.985.06
Shares	Common	Heding Griffo	Buy	13/10	12,100,000	17.58254	212.748.75
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	234,687,526	0.18	0.07
Shares	Preferred	1,446,758	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		0	0	0
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer